October 31, 2024

Michael H. McLamb
Chief Financial Officer
MarineMax, Inc.
2600 McCormick Drive, Suite 200
Clearwater, FL 33759

       Re: MarineMax, Inc.
           Form 8-K
           Filed March 12, 2024
           File No. 001-14173
Dear Michael H. McLamb:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Manny Alvare